UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number _________________

POTNETWORK HOLDINGS, INC.
(Exact Name Of Registrant As Specified In Its Charter)

Colorado	46-5470832
(State of Incorporation)	(I.R.S. Employer Identification No.)

3531 Griffin Road Fort Lauderdale, FL	33312
(Address of Principal Executive Offices)	(ZIP Code)

Registrant’s Telephone Number, Including Area Code: (800) 433-0127

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Exchange Act:

Common stock; $0.00001 par value

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act) or a smaller reporting company.

Large accelerated filer	☐	Accelerated filer	☐
Non-Accelerated filer	☐	Smaller reporting company	☒
		Emerging Growth Company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and are subject to reduced public company reporting requirements. See “Item 1. Business” and “Item 1A. Risk Factors”. We are an emerging growth company and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.”

EXPLANATORY NOTE

PotNetwork Holdings, Inc. is filing this General Form for Registration of Securities on Form 10 to voluntarily register our common stock, $.00001 par value (the “Common Stock”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Once this registration statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act. Unless otherwise noted, references in this registration statement to “ PotNetwork Holdings, Inc.”, the “Company”, “we”, “our” or “us” means PotNetwork Holdings, Inc.

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Forward-Looking Statements

This Registration Statement contains forward-looking statements that reflect our current views about future events. We use the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “will,” “intend,” “may,” “plan,” “project,” “should,” “could,” “seek,” “designed,” “potential,” “forecast,” “target,” “objective,” “goal,” or the negatives of such terms or other similar expressions. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under Item 1A. Risk Factors, and elsewhere in this Registration Statement.

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PART I

ITEM 1. DESCRIPTION OF BUSINESS

PotNetwork Holdings, Inc., (the “Company” or the “Registrant”) was originally incorporated in Nevada in 1996 as H P Capital Corp. The Company redomiciled in Wyoming in 2004 and changed its name to My Medical CD, Ltd. From May 2016 to March 2017, the Company was known as SND Auto Group, Inc. On March 3, 2017, the Company redomiciled in Colorado, and changed its name to PotNetwork Holdings, Inc.

On January 30, 2017 the Company acquired via reverse triangular merger 100% of the ownership interest of the privately-held First Capital Venture Co., a Florida corporation. First Capital Venture Co. is the owner of Diamond CBD, Inc. selling numerous CBD Oil products at both wholesale and retail. Pursuant to the Share Exchange and Reorganization Agreement, the First Capital Venture Co. shareholders exchanged their shares which they held in First Capital Venture Holdings Co. for an aggregate total of 50,000 Class A preferred shares of the Company, wherein the shareholders would own 100% of this class of stock of the Company (the “Class A Preferred Shareholders”), which in the aggregate conferred voting control of the Company. First Capital Venture Co. became a wholly-owned subsidiary of the Company as result of the transaction.

Pursuant to a Stock Purchase Agreement dated June 8, 2017, the Company acquired all the capital stock of PotNetwork Media Group, Inc., a Nevada corporation (“PMG”), in exchange for 3,000,000 shares of the Company’s common stock issued to the shareholders of PMG, and the cancellation of a $50,000 promissory note between the Company and PMG. As a result, PMG became a wholly-owned subsidiary of the Company. PMG is the owner of the website www.potnetwork.com. Potnetwork.com is an informational website on the overall cannabis industry and does not market any products. PMG is also the publisher of the hard copy magazine, “PotNetwork” which is distributed by the Company nationally.

The Company has two (2) wholly-owned subsidiaries:

•	First Capital Venture Co., a Florida corporation which has as its wholly-owned subsidiary, Diamond CBD, Inc., a Delaware corporation

•	PotNetwork Media Group, Inc., a Nevada corporation, operator of the website, PotNetwork.com.

Existing Products

The Company’s primary business is conducted through its subsidiary, First Capital Venture Co., whose subsidiary, Diamond CBD, Inc. (“Diamond CBD”) is engaged in the development and sales of hemp-derived CBD oil containing products. Generically, products containing hemp-derived CBD are sold as dietary supplements.

Hemp-derived CBD is distinguishable from CBD derived from marijuana. Hemp-derived CBD contains not more than 0.3 percent of THC, while marijuana contains in excess of this amount. Marijuana is regulated under the Controlled Substances Act. We do not believe that our hemp-derived CBD products are regulated under the Controlled Substances Act, but under the Agricultural Act of 2018, known as the “Farm Bill”.

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The 2018 Farm Bill allows for the interstate sale and transfer of hemp-derived products for commercial or other purposes. It also puts no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law. The Farm Bill ensures that any cannabinoid—components of CBD —that is derived from hemp will be legal, if that hemp is produced in a manner consistent with the Farm Bill, associated federal regulations, associated state regulations, and by a licensed grower as defined in the Farm Bill.

The Company believes that all products produced and marketed by it, are in compliance with the Farm Bill and all other federal and state law and regulation.

Diamond CBD’s products are marketed under 15 brand names, including “Diamond CBD”, “Chill”, “Relax”, “MediPets” and the premium “Meds BioTech” label, as well as many others. In total, Diamond CBD offers over 800 products in variations by flavor, concentration and size that are sold over a nationwide distribution network of over 550 distributors and resellers that sell to thousands of brick-and-mortar retailers and online merchants. The overall product line, because of its size, is constantly in flux as new products are added and products are culled based on several factors including, but not limited to, consumer acceptance, inventory levels, and replacement as the result of incremental improvement.

While most of Diamond CBD’s products are geared to human health and wellness, its “MediPets” product line is a 100% natural and organic cannabinoid oil-based health and wellness solution for dogs and cats. Along with the company’s Pet CBD Food for small, medium, large dogs and cats, these products offer pet owners a new way to support their pet’s mood and wellness in a non-invasive, non-toxic way. The global pet care industry is expected to reach $110 billion in 2017, according to Euromonitor Research (The State Of Global Pet Care: Trends And Growth Opportunities, September 2017). Technavio, a leading market research firm, recently analyzed the global pet care industry and forecasted a CAGR of 5% between 2016-2020 (Global Pet Dietary Supplements Market 2018-2022, March 2018). According to that report, rising pet ownership combined with increased consumer spending on premium natural and organic pet care products are fundamental factors driving that growth.

Diamond CBD also offers for sale a majority of its products direct to consumers via its website, http://www.diamondcbd.com/.

Diamond DBD’s products are grouped in the following categories:

•	Flavored and unflavored CBD oils in varying concentrations
•	Vaping pens and additives
•	Edibles such as chewable “gummies”, crumble “dabs”, and other edible forms
•	Beverage energy/relaxation “shots”
•	CBD topical application creams in varying concentrations (including the premium “Meds BioTech” brand)
•	Pet (dog and cat) wellness products in various dosages and delivery formats (the “MediPets” brand)

Consumer markets served by Diamond CBD are extensive. In terms of geography, the products are sold wherever legal and the Company stipulates to its distribution channels that the products may only be sold to end-user persons eighteen years of age or older (See Item 1A “Risk Factors” for a further explanation of the laws regarding the sale of hemp-derived CBD products). Initially the Company focused distribution on market segments receptive to hemp-derived CBD products, such as vape shops and various countercultural focused retail outlets. Distribution was greatly expanded throughout 2017 and 2018 as the result of investment in new products and channel marketing (e.g., product catalogues and sell sheets, trade show and conference attendance, channel specific sales force), resulting in a vast broadening of distribution footprint and accelerated market growth, market penetration and revenue generation. For example, with the addition of specialized product lines, such as Meds BioTech and MediPets, the Company has been able to enter into new market segments such as vitamin/supplement shops, fitness centers, wellness practitioners of various disciplines, pet supply stores, and veterinary channels.

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The strategic intent of the marketing plan in 2017 and 2018, has been to create a defendable “marketing wall” around distribution channels and retail outlets to keep competition out. The Company has spent over $11,000,000 in sales and marketing in 2017 and in 2018 combined. In parallel with distribution strategies, the Company has embraced various cause-related marketing initiatives in association with non-profit entities in order to position itself as socially conscious. Diamond CBD is engaged in select target market consumer awareness and brand preference campaigns, and is launching in 2019, two new national sales programs, one to educate and sell its products to consumers in shopping malls, and one to sell its products directly to brick-and-mortar resellers in metro markets in Florida via a fleet of mobile sales vans stocked with displays and product for immediate placement.

New Product Pipeline and Scientific Advisory Board

In July 2017, Diamond CBD initiated the formation of its “Scientific Advisory Board” which as of the date of this report is comprised of over half a dozen physicians and research scientists representing a variety of practice disciplines. The Scientific Advisory Board is charged with exploring the health and wellness benefits of hemp-derived CBD oil, its uses, and potential new applications. Costs incurred by the Scientific Advisory Board are reimbursed to the individual members on a monthly basis as they occur.

Product Formulation and Production

Diamond CBD uses its commercial suppliers and contract manufacturers for its product research and development, formulation, quality testing, production and packaging. These suppliers and manufacturers hold, as required, the necessary regulatory and other licenses/permits specific to each one’s activity. For certain categories of products, Diamond CBD outsources fulfillment as well. Any and all raw materials constituting active ingredients in its products are routinely tested by a third-party laboratory for purity and consistency of active ingredient concentrations. The Company owns its own propriety formulas for all its products, which it regards as trade secrets (the Company does not own any patents nor has any pending), and continuously is engaged in both new product development and product incremental improvement with its suppliers. New product development and incremental improvement costs are absorbed by each respective supplier as part of their overhead in providing services to the Company.

Sales Channels

In addition to selling its products directly to consumers from its website, Diamond CBD, and indirectly the Company, depends upon its network of distributors and resellers to represent its product in various markets. The Company has over 500 distributors across the U.S. that distribute to thousands of points of retail distribution. No single distributor represents more than 10% of the Company’s aggregate sales volume. The Company is continuously evaluating the performance of its distributors and sales channels and periodically restructures or updates its agreements and methods of distribution.

The Markets for Our Products

Market research firm, Brightfield Group, estimates that the CBD oil industry is growing at a rate of 55% year over year and projects that the U.S. domestic market for CBD oil products will total a minimum of $1 billion by 2020 (Forbes, August 23, 2017).

The growth of the market shows that hemp-derived CBD products are becoming “mainstream” as consumers increasingly perceive them as providing wellness benefits.

Competition

Currently, in the United States, there are no businesses that can demonstrate or claim a dominant market share of the growing CBD products market. Competition, outside those companies that provide over .03 percent THC containing CBD in states where that is allowed under state law, is limited to numerous brands with geocentric distribution footprints. Overall, there are no major pharmaceutical manufacturing companies marketing general purpose CBD products into the overall CBD market at this time, although the Company is expecting such an entry in the future. Competition also includes many small regional marketers/packagers of CBD oil containing products that have limited distribution and economic resources.

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Employees

The Company has 13 full-time employees.

Patents and Trademarks

The Company holds trademark, “PotNetwork”, under U.S. registration number 86860539, registered on January 31, 2017, and expiring on January 31, 2027. It is used by the Company in its own branding and that of its website, PotNetwork.com.

The Company holds no patents, nor at this time, has any patent pending.

Government Regulation

The passage in December 2018 of the updated Farm Bill from 2014, ushered in an expanded governmental focus on the multiple uses of hemp and its derivative compounds. The regulatory environment for CBD overall, whether hemp or cannabis derived, became further complicated by the FDA’s approval in late 2018 of a tradename medicinal product, Epidiolex®, which contains a pharmaceutically purified and modified form of a single cannabinoid (one of the numerous cannabinoids found in full spectrum CBD) as its active ingredient, leading the FDA to formulate an opinion, and take administrative action, that all CBD could be systemically classified as a “drug”. Such an interpretation when coupled with certain issues created by a specific lack of clarity and completeness in the Farm Bill pertaining to the varying uses of hemp-derived CBD, has created challenges for the hemp and CBD industries. Today, Hemp-derived CBD products are marketed in a broad range of formulations containing various types and quantities of cannabinoids in various concentrations. Products marketed to consumers include broad spectrum CBD derivatives and distillates, and selective isolates in combinations with various other ingredients. Given that the overall consumer marketplace in the U.S. has grown exponentially in recent years, the change in the regulatory environment has created innumerable consumer usage, marketing, distribution and manufacturer concerns. In order to help resolve these concerns, the FDA has scheduled a public hearing on May 31, 2019 to gather feedback on the use, effectiveness and public attitude toward CBD in order to help guide its rulemaking and future actions.

Attributable in our opinion to the forgoing, the Company, along with other companies in the CBD industry, received an FDA Warning Letter on March 28, 2019, (the “Letter”) alleging that the CBD sold by its subsidiary, Diamond CBD, is a “drug”, and that on its website and in its marketing in general, it was making direct or implied claims about the effectiveness of CBD products on health and wellness. The Letter listed in detail specific examples that the FDA regards as problematic in meeting the requirements of federal law and regulation, and requested the Company to provide a written response to the Letter. The Letter also stated that the Company needed to resolve several marketing issues raised by the Letter specific to its websites and marketing materials.

Although the Company disputes the claims made in the Letter and the FDA’s current classification of CBD as a “drug”, in a preponderance of caution, the Company has, or is in the process of, making changes to the items cited in the Letter. The Company is working closely with its Washington, DC legal counsel for FDA matters, Venable, LLC, to review any and all claims stated or implied by the Letter and to resolve them.

Importantly, the Letter did not state or imply any consumer or other complaint relating to any of Company’s products in terms of their purity, quality, or labeling.

Please see further Item A. Risk Factors, set forth below.

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ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. An investor should carefully consider the following risk factors and the other information in this registration statement before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks.

We may become subject to expanded regulation of our industry by the Food and Drug Administration (FDA)

The FDA under the Federal Food, Drug, and Cosmetic Act regulates the formulation, manufacturing, packaging, labeling, distribution and sale of drugs, food, including dietary supplements, and over-the-counter drugs. We believe our hemp-derived CBD containing products are not drugs. Although in the past, we have not obtained FDA approval for our existing hemp-derived CBD containing products, we may be required to do so in the future, or may be required to obtain other forms of governmental registration. (See preceding Section, “Government Regulation”.) If any of our products are determined to contain a drug in the form of the CBD that we use in it, we could become subject to enforcement proceedings by the FDA.

We have a limited operating history and operate in a new industry, and we may not succeed.

The consumer products business is a highly competitive and risky business, and such competition from companies much bigger than us could adversely affect our operating results.

We compete with many national, regional and local businesses. We could experience increased competition from existing or new companies in our channel, which could create increasing pressures to grow ours. If we are unable to maintain our competitive position, we could experience downward pressure on prices, lower demand for our products, reduced margins, the inability to take advantage of new business opportunities and the loss of channel share, which would have an adverse effect on our operating results. Other factors that could affect our business are:

•	Consumer tastes
•	National, regional or local economic conditions
•	Disposable purchasing power
•	Demographic trends; and
•	The price of special ingredients that go into our products.

Increases in the cost of ingredients, labor and other costs could adversely affect our operating results.

Our principal products contain hemp-derived CBD oil. Increases in the cost of ingredients in our products could have a material adverse effect on our operating results. Significant price increases, market conditions, weather, acts of God and other disasters could materially affect our operating results. An increase in our operating costs could adversely affect our profitability. Factors such as inflation, increased labor and employee benefit costs and increased energy costs may adversely affect our operating costs. Many of the factors affecting costs are beyond our control and we may not be able to pass along these increased costs to our customers.

We do not have long-term contracts with many of our suppliers, and as a result they could seek to increase prices or fail to deliver.

We typically do not rely on written contracts or long-term arrangements with our suppliers. Although we have not experienced significant problems with our suppliers, our suppliers may implement significant price increases or may not meet our requirements in a timely fashion, if at all. The occurrence of any of the foregoing could have a material adverse effect on our operating results.

Any prolonged disruption in the operations of any of our packaging facilities could harm our business.

Any prolonged disruption in the operations of any facilities that perform our packaging, whether due to technical or labor difficulties, destruction or damage to the facility, real estate issues or other reasons, could result in increased costs and reduced revenues and our profitability and business results could be harmed.

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Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our ability to successfully grow our brand depends on our ability to attract and retain professionals with talent, integrity, enthusiasm and loyalty to our corporate team. If we are unable to attract or retain key personnel, our profitability and growth potential could be harmed.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products and adversely affect our business.

We depend in large part on our brand and branded products as well as on our proprietary processes and believe that they are very important to our business. We rely on a combination of trademarks, copyrights, trade secrets and similar intellectual property rights to protect our brand and branded products. The success of our business depends on our continued ability to use our existing trademarks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We have registered, or will register, certain trademarks in the United States and may elsewhere. We may not be able to adequately protect our trademarks and our use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition. We may from time to time be required to institute litigation to enforce our trademarks or other intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and business results regardless of whether we are able to successfully enforce our rights.

Our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control, which could adversely affect our ability to satisfy our debt obligations as they become due.

Our sales and operating results can vary significantly from quarter to quarter and year to year depending on various factors, many of which are beyond our control. These factors include:

•	Variations in the timing and volume of our sales
•	The timing of expenditures in anticipation of future sales
•	Sales promotions by us and our competitors
•	Changes in competitive and economic conditions generally
•	Foreign currency exposure

Consequently, our results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products. We anticipate that fluctuations in operating results will continue in the future. The Company’s operating results may vary. We may incur net losses. The Company expects to experience variability in its revenues and net profit. While we intend to implement our business plan to the fullest extent we can, we may experience net losses. Factors expected to contribute to this variability include, among other things:

•	The general economy
•	The regulatory environment pertaining to our products
•	Climate, seasonality and environmental factors
•	Consumer demand
•	Transportation costs
•	Competition in products

You should further consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages. For example, unanticipated expenses, problems, and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to our new products. We may not successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of our common stock to the point investors may lose their entire investment.

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We may require additional capital to finance our operations in the future, but that capital may not be available when it is needed and could be dilutive to existing stockholders.

We may require additional capital for future operations. We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

•	Cash provided by operating activities
•	Available cash and cash investments
•	Capital raised through debt and equity offerings

Current conditions in the capital markets are such that traditional sources of capital may not be available to us when needed or may be available only on unfavorable terms. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control. Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our liquidity, financial condition, results of operations and prospects. Further, if we raise capital by issuing stock, the holdings of our existing stockholders will be diluted.

If we raise capital by issuing debt securities, such debt securities would rank senior to our common stock upon our bankruptcy or liquidation. In addition, we may raise capital by issuing equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, which may adversely affect the market price of our common stock. Finally, upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both.

Our stock price has been extremely volatile, and our common stock is not listed on a national stock exchange; as a result, stockholders may not be able to resell their shares at or above the price paid for them.

The market price of our common stock as has been historically volatile and could be subject to significant fluctuations due to changes in sentiment in the market regarding our operations or business prospects, among other factors. Further, our common stock is not listed on a national stock exchange; we intend to list the common stock on a national stock exchange once we meet the entry criteria. An active public market for our common stock currently exists on the OTC Markets (www.otcmarkets.com) but may not be sustained. Therefore, stockholders may not be able to sell their shares at or above the price they paid for them.

Among the factors that could affect our stock price are:

•	Industry trends and the business situation of our suppliers
•	Actual or anticipated fluctuations in our quarterly financial and operating results and operating results that vary from the expectations of our management or of securities analysts and investors
•	our failure to meet the expectations of the investment community and changes in investment community recommendations or estimates of our future operating results
•	Announcements of strategic developments, acquisitions, dispositions, financings, product developments and other materials events by us or our competitors
•	Regulatory and legislative developments
•	Litigation
•	General market conditions
•	Other domestic and international macroeconomic factors unrelated to our performance
•	Changes in key personnel

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Sales by our stockholders of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock.

A substantial portion of our total outstanding shares of common stock may be sold into the market at any time, or a substantial portion of our total outstanding shares of preferred stock may be converted to common stock and sold into the market at any time. Some of these shares are owned by the management of the Company, and we believe that such holders have no current intention to either convert their preferred stock into common stock or to sell a significant number of shares of their common stock into the market. If all of the major stockholders were to decide to sell large amounts of stock over a short period of time such sales could cause the market price of our common stock to drop significantly, even if our business is performing well.

Our financial statements may not be comparable to those of other companies.

Pursuant to Section 107(b) of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of The JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates, and our stockholders and potential investors may have difficulty in analyzing our operating results if comparing us to such companies.

The success of our new and existing products and services is uncertain.

We have committed, and expect to continue to commit, significant resources and capital to develop and market existing product enhancements and new products. We cannot assure you that we will achieve market acceptance for all of our products, or of new products that we may offer in the future. Moreover, these new products may be subject to significant competition with offerings by new and existing competitors. In addition, new products and enhancements may pose a variety of challenges and require us to attract additional qualified employees. The failure to successfully develop and market these new products or enhancements could seriously harm our business, financial condition and results of operations.

Our business is dependent upon continued market acceptance by consumers.

We are substantially dependent on continued market acceptance of our products by consumers. Although we believe that our products in the United States are gaining increasing consumer acceptance, we cannot predict that this trend will continue in the future.

As we expand our operations, we may be unable to successfully manage our future growth.

Since inception, our business has grown. This growth has placed substantial strain on our management, operational, financial and other resources. If we are able to continue expanding our operations in the United States and in other countries where we believe our products will be successful, as planned, we may experience periods of rapid growth, which will require additional resources. Any such growth could place increased strain on our management, operational, financial and other resources, and we will need to train, motivate, and manage employees, as well as attract management, sales, finance and accounting, international, technical, and other professionals. In addition, we will need to expand the scope of our infrastructure and our physical resources. Any failure to expand these areas and implement appropriate procedures and controls in an efficient manner and at a pace consistent with our business objectives could have a material adverse effect on our business and results of operations.

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Any future litigation could have a material adverse impact on our results of operations, financial condition and liquidity, particularly since we do not currently have director and officer (“D&O”) insurance. Our lack of insurance may also make it difficult for us to retain and attract talented and skilled directors and officers. While we intend to apply for D&O insurance, we cannot guarantee that such application will be accepted.

Despite our significant efforts in product quality control, we face risks of litigation from customers and others in the ordinary course of business, which may divert our financial and management resources. Any adverse litigation or publicity may negatively impact our financial condition and results of operations.

Claims of illness or injury relating to product quality or handling are common in the consumer products industry. While we believe our processes and high standards of quality control will minimize these instances, there is always a risk of occurrence, and so despite our best efforts to regulate quality control, litigation may occur. In that event, our financial condition, operating results and cash flows could be harmed.

From time to time we may be subject to litigation, including potential stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date we have no directors and officers liability (“D&O”) insurance to cover such risk exposure for our directors and officers. Such insurance generally pays the expenses (including amounts paid to plaintiffs, fines, and expenses including attorneys’ fees) of officers and directors who are the subject of a lawsuit as a result of their service to the Company. While we intend to attempt to obtain such insurance, there can be no assurance that we will be able to do so at reasonable rates or at all, or in amounts adequate to cover such expenses should such a lawsuit occur. While neither Colorado law nor our articles of incorporation or bylaws require us to indemnify or advance expenses to our officers and directors involved in such a legal action, we expect that we would do so to the extent permitted by Colorado law. Without D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to the Company could have a material adverse effect on our financial condition, results of operations and liquidity. Further, our lack of D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business.

Our prior operating results may not be indicative of our future results.

You should not consider prior operating results with respect to revenues, net income or any other measure to be indicative of our future operating results. The timing and amount of future revenues will depend almost entirely on our ability to sell our products to new customers. Our future operating results will depend upon many other factors, including:

•	The level of product and price competition,
•	Our success in expanding our distribution network and managing our growth,
•	Our ability to develop and market product enhancements and new products,
•	The timing of product enhancements, activities of and acquisitions by competitors,
•	The ability to hire additional qualified employees, and
•	The timing of such hiring and our ability to control costs.

Our current Board of Directors consists of only one person

Gary Blum is our sole director.

We do not have any outside Board Directors which could create a conflict of interests and pose a risk from a corporate governance perspective.

Our Board of Directors consists of only one director, which means that we have no outside or independent directors. The lack of independent directors may prevent the Board from being independent from management in its judgments and decisions and its ability to pursue the Board responsibilities without undue influence. For example, an independent Board can serve as a check on management, which can limit management taking unnecessary risks. Furthermore, the lack of independent directors creates the potential for conflicts between management and the diligent independent decision-making process of the Board. Furthermore, our lack of outside directors deprives our company of the benefits of various viewpoints and experience when confronting the challenges we face. With no independent director sitting on the Board of Directors, it will be difficult for the Board to fulfill its traditional role as overseeing management.

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Requirements associated with being a reporting public company will require significant company resources and management attention.

We have filed a Form 10 registration statement with the U.S. Securities and Exchange Commission (“SEC”). Once the Form 10 becomes effective, we will be subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC relating to public companies. We are working with independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as an SEC reporting company. These areas include corporate governance, internal control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting. However, we cannot provide assurances that these and other measures we may take will be sufficient to allow us to satisfy our obligations as an SEC reporting company on a timely basis.

In addition, compliance with reporting and other requirements applicable to SEC reporting companies will create additional costs for the Company and will require the time and attention of management and may require the hiring of additional personnel and legal, audit and other professionals. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the impact that our management’s attention to these matters will have on our business.

Our preferred shareholders have voting control.

The holders of our Series A Preferred Stock have voting control over the Company. As a result, they have the ability to control substantially all matters submitted to our stockholders for approval including:

•	Election of our board of directors;
•	Removal of any of our directors;
•	Amendment of our articles of incorporation or bylaws; and
•	Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

Our preferred stock may have rights senior to those of our common stock which could adversely affect holders of common stock.

Our articles of incorporation give our Board of Directors the authority to issue additional series of preferred stock without a vote or action by our stockholders. The Board also has the authority to determine the terms of preferred stock, including price, preferences and voting rights. The rights granted to holders of preferred stock in the future may adversely affect the rights of holders of our common stock. Any such authorized class of preferred stock may have a liquidation preference - a pre-set distribution in the event of a liquidation - that would reduce the amount available for distribution to holders of common stock or superior dividend rights that would reduce the amount of dividends that could be distributed to common stockholders. In addition, an authorized class of preferred stock may have voting rights that are superior to the voting right of the holders of our common stock.

We are an emerging growth company and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies, but not to emerging growth companies, including, but not limited to, a requirement to present only two years of audited financial statements, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements, although some of these exemptions are available to us as a smaller reporting company (i.e. a company with less than $75 million of its voting equity held by affiliates). We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

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We do not expect to pay any cash dividends in the foreseeable future.

We intend to retain our future earnings, if any, in order to reinvest in the development and growth of our business and, therefore, do not intend to pay dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and such other factors as our board of directors deems relevant. Accordingly, investors may need to sell their shares of our common stock to realize a return on their investment, and they may not be able to sell such shares at or above the price paid for them.

We can sell additional shares of common stock without consulting stockholders and without offering shares to existing stockholders, which would result in dilution of existing stockholders’ interests in the Company and could depress our stock price.

Our Articles of Incorporation authorize 1,000,000,000 shares of common stock, of which 626,656,621 were outstanding as of December 31, 2018 and 674,706,621 are outstanding on May 9, 2019; 50,000 shares of series A preferred stock, of which 39,839 shares were outstanding as of December 31, 2018, and 34,289 are outstanding on May 9, 2019. Moreover, our Board of Directors is authorized to issue additional shares of our common stock and preferred stock. Although our Board of Directors intends to utilize its reasonable business judgment to fulfill its fiduciary obligations to our then existing stockholders in connection with any future issuance of our capital stock, the future issuance of additional shares of our common stock or preferred stock convertible into common stock would cause immediate, and potentially substantial, dilution to our existing stockholders, which could also have a material effect on the market value of the shares.

Because we will be subject to “penny stock” rules, the level of trading activity in our stock may be reduced.

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges). The penny stock rules require a broker-dealer to deliver to its customers a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market prior to carrying out a transaction in a penny stock not otherwise exempt from the rules. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell these securities to persons other than established customers and “accredited investors” must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules.

Financial Industry Regulatory Authority (FINRA) sales practice requirements may also limit your ability to buy and sell our stock, which could depress our share price.

FINRA rules require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares, depressing our share price.

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ITEM 2. FINANCIAL INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND PLAN OF OPERATION

The following Management’s Discussion and Analysis of Financial Condition and Plan of Operations (“MD&A”) is intended to help you understand our historical results of operations during the periods presented and our financial condition. This MD&A should be read in conjunction with our consolidated financial statements and the accompanying notes to consolidated financial statements and contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements. All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

PotNetwork Holdings, Inc., (the “Company” or the “Registrant”) was originally incorporated in Nevada in 1996 as H P Capital Corp. The Company redomiciled in Wyoming in 2004 and changed its name to My Medical CD, Ltd. In 2017, the Company redomiciled in Colorado, and changed its name to PotNetwork Holdings, Inc. The Company’s primary operational business is conducted through its subsidiary, First Capital Venture Co., whose subsidiary, Diamond CBD, Inc. (“Diamond CBD”) is engaged in the development and sales of hemp-derived CBD oil containing products. Hemp-derived CBD products have a wide range of potential health and wellness supporting applications which have been increasingly validated by leading medical organizations.

Results of Operations during the year ended December 31, 2018 as compared to the year ended December 31, 2017

For the years ended December 31, 2018 and December 31, 2017, we generated revenues of $25,583,761 and $14,388,204, respectively, a 78% increase year over year. The increase is attributable to increased marketing expenditures, an expanded product line and an increase in sales personnel. Sales and marketing expenses increased from $3,491,555 for the year ended December 31, 2017 to $7,894,819 for the year ended December 31, 2018, an increase of 126%. General and administrative expenses rose from $735,175 to $811,420 during the same period for an increase of 10%.

Our Net Profit for the year ended December 31, 2018 and December 31, 2017 decreased from $301,603 to $242,634, a decrease of 19.6%, as a substantial portion of gross profit was reinvested into sales and marketing.

Liquidity and Capital Resources

As of December 31, 2018, we had $5,214,529 in total assets including cash and cash equivalents of $584,425 and $4,630,104 in advances and accounts receivable, as compared to $1,806,342 in total assets including of cash and cash equivalents of $254,571 and $1,551,771 in advances and accounts receivable as of December 31, 2017. The increase is attributable to an increase in cash and cash equivalents, an increase in accounts receivable and an increase in prepaid expenses.

As of December 31, 2018, we had total liabilities of $4,082,195 consisting of accounts payable of $469,821, notes payable of $3,573,974 and an amount due a third party of $38,400. As of December 31, 2017, we had total liabilities of $2,171,978 including accounts payable of $270,980 and notes payable of $1,655,624 and an amount due a third party of $245,374.

Cash Flow from Operating Activities

Net cash from operations for the year ended December 31, 2018 was $(925,483) as compared to ($117,910) for the year ended December 31, 2017.

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Cash Flow from Investing Activities

Net cash provided by investing activities for the year ended December 31, 2018 was $1,255,336 as compared to $224,841 for the year ended December 31, 2017.

Cash Flow from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2018 was $0 as compared to $0 for the years ended December 31, 2017.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our financial statements that have been prepared under accounting principle generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of significant accounting policies is included in Note 2 to the consolidated financial statements included in this Registration Statement. Of these policies, we believe that the following items are the most critical in preparing our financial statements.

USE OF ESTIMATES: Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

REVENUE RECOGNITION – DIAMOND CBD BUSINESS

•	Sales are recognized when the sale proceeds are credited to the bank account during the year.
•

At each year end, the sales invoices are reviewed and based on the subsequent receipt of payments and are accounted as sales to comply with the matching principle of considering the expenses and revenues of the same year. Such book entries are reversed in the following year.

•	For online sales, merchandise is not shipped unless and until the customer pays for it.
•	For orders received over the phone, the merchandise will not ship unless and until the customer pays for it.
•	Sales on credit terms are exceptional and requires the customer to establish the credit.
•	Revenue transactions represent the actual merchandise shipped to the customers as drop shipments.
•	The revenue recorded in the books are net of sales and other taxes collected on behalf of governmental authorities.
•	The revenue includes shipping and handling costs which are generally included in the sale invoices.
•	Revenue is recognized when the title, ownership and risk of loss transfers, which is usually on the date of shipment.
•	Provision for discounts, when applicable, are stated in the sales invoice and used to determine the net of sales for each such invoice.
•	Returns are accounted as a reduction of sales when the returns are authorized.

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o	The customers enjoy free returns of unopened items within 15 days of purchase.
o	Free return labels are provided, meaning that the Company pays for the shipping cost for the returns by the customers.
o	The customers can easily initiate the returns online in the Company website.
o	Experienced professional staff reviews the selling price on an ongoing basis.
o	Exceptions are reviewed and approved by the manager.
o	Sales return are insignificant and hence no reserves are provided.

•

Trade promotions such as sale prices, coupons, etc. are offered to the customers on various occasions as part of marketing and sales promotion. In all such cases, sales are recorded net of trade promotions, which is generally incurred at the time of sale. Most of the arrangements are for a year or less. Expected payouts are not estimated and hence accounted as and when incurred.

•

Most of the sales are charged to the customers’ credit cards. Though there is a delay of 10 business days to receive the credit to the Company’s bank account, the sales are accounted as revenue based on the charge to the customers’ credit card but recorded as receivable. Also, the Company is subjected to 10% reserve for 90 days.

CASH AND CASH EQUIVALENTS: Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

PROPERTY AND EQUIPMENT: Property and equipment are stated at the written-down value [that is, after deducting depreciation from the cost]. The Company adapted the depreciation rates as provided in the IRS publications, using the Modified Accelerated Cost Recovery System (MACRS). Computers and office equipment are considered as 5-year property. Office furniture and fixtures are 7-year property in MACRS and apply the 200% declining balance method over a GDS recovery period. Wherever possible, section 179 depreciation is also applied.

Most Recent accounting pronouncements

Refer to Note 2 in the accompanying consolidated financial statements.

Impact of Most Recent Accounting Pronouncements

There were no recent accounting pronouncements that have had a material effect on the Company’s financial position or results of operations.

ITEM 3. PROPERTIES

We maintain our offices at 3531 Griffin Road, Fort Lauderdale, FL 33312. The space is provided to the Company at no cost by Kevin Hagen, the president of our wholly owned subsidiary First Capital Venture Co.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of May 9, 2019, we had 674,706,621 common shares outstanding. The following table sets forth certain information regarding our shares of common stock beneficially owned as of May 9, 2019, for (i) each stockholder known to be the beneficial owner of five percent (5%) or more of our outstanding shares of common stock, (ii) each named executive officer and director, and (iii) all executive officers and directors as a group. A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within sixty (60) days through an exercise of stock options or warrants or otherwise. Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

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For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within sixty (60) days of the date of this Form 10. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of the Closing Date is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
Common Stock	Direct	Indirect	Total	Percentage of Class (1)
Name and Address of Beneficial Owner (2)
Executive Officers and Directors
Common Stock
Gary Blum	-0-	-0-	-0-	-0-%
Kevin Hagen	27,750,000	-0-	27,750,000	4.11%
Officers and Directors as a Group	27,750,000	-0-	27,750,000	4.11%

Other 5% Holders
Elinor Taieb	84,651,438	-0-	84,651,438	12.55%

Class A Preferred Stock (3)	Direct	Indirect	Total	Percentage of Class
Kevin Hagen	20,742	-0-	20,742	60.49%
Elinor Taieb	19,097	-0-	19.097	39.51%

____________

(1)	Based on a total of issued and outstanding shares as of May 9, 2019 of 674,706,621.
(2)	The address of each officer is 3531 Griffin Road, Fort Lauderdale, FL 33312
(3)

Each share of Class A preferred stock is convertible into 0.01% of the total number of shares of Common Stock outstanding at the Conversion Time. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS; KEY EMPLOYEES

Our directors hold office until the next annual general meeting of the stockholders or until their successors are elected and qualified. Our officers are appointed by our Board of Directors and hold office until the earlier of their death, retirement, resignation, or removal.

The following table sets forth the names and ages of the members of our Board of Directors and our executive officers and the positions held by each.

Name	Age	Title
Gary Blum	77	Director
Kevin Hagen	49	CEO

Gary L. Blum, 77, has been the Chairman of PotNetwork Holdings, Inc. since November 2015 and was its Chief Executive Officer from November 2015 until September 2017. Mr. Blum is also a practicing attorney since 1979 with the Law Offices of Gary L. Blum where his focus is advising a variety of closely held private companies as well as public companies in business, corporate, securities and entertainment law. Mr. Blum has served as a director of Rennova Health, Inc. since October 2017, and, from September 2009 until July 2017, served as the Chairman and CEO of Thunderclap Entertainment, Inc. Mr. Blum received his B.S., Magna Cum Laude, in Mathematics from Loras College in 1962; M.A. in Philosophy from the University of Notre Dame in 1966; and his J.D. and M.B.A. degrees from the University of Southern California Gould School of Law and Marshall School of Business, respectively, in 1978. He has been a member of the California State Bar since 1979.

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Kevin Hagen, 49, has been the Chief Executive Officer of PotNetwork Holdings, Inc. since October 25, 2018, and previously since its inception has been the President of First Capital Venture Co., the parent of Diamond CBD, Inc. Mr. Hagen is a practicing attorney with Hagen & Hagen Law Firm with over 22 years of experience. He is also a member of the Florida Bar Association. He completed his BS from University of Florida and JD from Nova Southeastern University.

Family Relationships

There are no familial relationships among any of our officers or directors. None of our directors or officers is a director in any other reporting companies except as disclosed. The Company is not aware of any proceedings to which any of the Company‚ officers or directors, or any associate of any such officer or director, is a party adverse to the Company or any of the Company subsidiaries or has a material interest adverse to it or any of its subsidiaries.

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our chief executive officer for services rendered in all capacities for the periods set forth below.

Summary Compensation Table

								Nonqualified
							Non-Equity	Deferred
Name and					Stock	Option	Incentive Plan	Compensation	All Other
Principal				Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Position	Year	Salary		($)	($)	($)	($)	($)	($)	($)

Kevin Hagen	2018	-0-		-0-	-0-	-0-	-0-	-0-	-0-	-0-

Richard Goulding Former CEO(1)	2018	49,0000		-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2017	16,000	(2)	-0-	-0-	-0-	-0-	-0-	-0-	16,000	(2)
	2016	-0-		-0-	-0-	-0-	-0-	-0-	-0-	-0-

Gary Blum	2018	-0-		-0-	2,000,000	-0-	-0-	-0-	-0-	-0-
Director	2017	-0-		-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2016	-0-		-0-	-0-	-0-	-0-	-0-	-0-	-0-

___________

(1)	Richard Goulding, M.D., resigned as CEO on October 25, 2018 and was replaced by Kevin Hagen, Esq.
(2)	Represents accrued salary attributed to that period in the employment agreement with Dr. Goulding entered into in July 2018.

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Employment Agreements

The Company entered into an employment agreement with Richard Goulding, M.D., prior CEO, on July 9, 2018 retroactive to September 5, 2017, for a period of one year. He was not engaged by the Company prior to that date. Under the terms of the agreement, Dr. Goulding received a base salary, received a initial common stock grant and common stock options. The agreement was expired and was not renewed.

The Company does not have any employment agreements with any of our officers and directors, all of whom have performed services on our behalf for no compensation, including Kevin Hagen, Esq. CEO.

Compensation of Directors

Our board of directors has not received any compensation to date.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Related Party Transactions

We maintain our offices at 3531 Griffin Road, Fort Lauderdale, FL 33312. The space is provided to the Company at no cost by Kevin Hagen, our CEO and president of our wholly owned subsidiary First Capital Venture Co.

ITEM 8. LEGAL PROCEEDINGS.

The Company is involved in the following legal proceedings:

Mammoth West Corporation v PotNetwork Holdings Inc., Case No. 17 CH 778, 19th Circuit Court of Lake County, IL. Mammoth West is suing the Company based upon a convertible promissory note. The Company is contesting the validity of the request for conversion of shares pursuant to the Note.

Southridge Partners II Limited Partnership vs. SND Auto Group, Inc., Case No. 3:17-cv-01925 US District Court for the District of Connecticut. Southridge is suing the Company based upon a convertible promissory note. The Company is contesting the validity of the request for conversion of shares pursuant to the Note..

J. P. Carey Limited Partners, L.P. v. PotNetwork Holdings, Inc., Case No.3:18-CV-00873-WWE, US District Court for the District of Connecticut. J.P. Carey is suing the Company based upon a convertible promissory note. The Company is contesting the validity of the request for conversion of shares pursuant to the Note.

The Company is vigorously defending each of these actions.

ITEM 9. MARKET FOR REGISTRANT’S COMMON STOCK AND RELATED STOCKHOLDER MATTER

Market Information

Our common stock is quoted on the OTC Pink Sheets Market, an alternative trading system, under the symbol POTN. For the periods indicated, the following table sets forth the high and low closing prices per share of common stock. The below prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

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	Price Range
Period	High	Low
Year Ended December 31, 2016:
First Quarter	$.25	$.01
Second Quarter	$.04	$.001
Third Quarter	$.025	$.0022
Fourth Quarter	$.0065	$.002
Year Ending December 31, 2017:
First Quarter	$.0698	$.0025
Second Quarter	$.0995	$.017
Third Quarter	$.0839	$.0436
Fourth Quarter	$.1251	$.052
Year Ending December 31, 2018:
First Quarter	$.0957	$.1199
Second Quarter	$.413	$.194
Third Quarter	$.3912	$.2206
Fourth Quarter	.2761	.0836
Year Ending December 31, 2019:
First Quarter	$.1750	$.0980

As of March 31, 2019, there were approximately 2,288 holders of record of our common stock.

Dividends. We have never declared or paid any cash dividends on our common stock nor do we anticipate paying any in the foreseeable future. We expect to retain any future earnings to finance our operations and expansion. The payment of cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our earnings levels, capital requirements, any restrictive loan covenants and other factors the Board considers relevant.

Equity Compensation Plans. We do not have any equity compensation plans.

Penny Stock Considerations

Our shares are considered “penny stocks,” as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Thus, our shares will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer must make a special suitability determination regarding the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt.

In addition, under the penny stock regulations, the broker-dealer is required to:

•

Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

•	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;

•

Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer’s account, the account’s value, and information regarding the limited market in penny stocks; and

•

Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction, prior to conducting any penny stock transaction in the customer’s account.

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Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities.

Our shares are subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

On January 30, 2017 the Company acquired via reverse triangular merger 100% of the ownership interest of the privately-held First Capital Venture Co., a Florida corporation. First Capital Venture Co. is the owner of Diamond CBD, Inc., which sells numerous CBD oil products at both wholesale and retail. Pursuant to a Share Exchange and Reorganization Agreement, the First Capital shareholders exchanged their shares which they held in First Capital Venture Co. for an aggregate total of 50,000 Class A Preferred shares in the Company, wherein the shareholders would own 100% of this class of stock of the Company (the “Class A Preferred Shareholders”), which in the aggregate conferred voting control of the Company. First Capital Venture Co. became a wholly-owned subsidiary of the Company as result of the transaction. The Class A Preferred shares were issued pursuant to the exemption for registration contained in Section 4(a)(2) of the Securities Act of 1933.

Pursuant to a Stock Purchase Agreement dated June 8, 2017, the Company acquired all the capital stock of PotNetwork Media Group, Inc., a Nevada corporation (“PMG”), in exchange for 3,000,000 shares of the Company’s common stock issued to the shareholders of PMG, and the cancellation of a $50,000 promissory note between the Company and PMG. As a result, PMG became a wholly-owned subsidiary of the Company. PMG was the owner of the website www.potnetwork.com. The common stock issued in the transaction were issued pursuant to the exemption for registration contained in Section 4(a)(2) of the Securities Act of 1933.

On January 18, 2017 the company issued 2,314,814 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

On January 24, 2017 the company issued 4,000,000 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

On February 2, 2017 the company issued 2,800,000 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

On February 14, 2017 the company issued 1,707,800 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

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On March 13, 2017 the company issued 300,000,000 restricted shares of common stock under the terms of the acquisition with First Capital Ventures Co.

On March 23, 2017 the company issued 39,000,000 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

On February 7, 2017 the company cancelled 4,500,000 common shares originally issued for debt conversion.

On June 8, 2017, the company issued 3,000,000 shares of restricted common stock to the shareholders of PotNetwork.com in connection to the acquisition of the website by PotNetwork Media Group, Inc., a new subsidiary of the company.

On July 1, 2017 the company issued 42,000,000 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

On September 27, 2017 the company issued 40,000,000 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

On February 17, 2018, the company issued 25,000,000 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

On March 12, 2018, the Company issued 1,000,000 restricted common shares for services rendered by a consultant to the Company for services to be rendered in 2018. The common stock issued in the transaction were issued pursuant to the exemption for registration contained in Section 4(a)(2) of the Securities Act of 1933.

On May 17, 2018, the Company issued 6,500,000 restricted common shares for services rendered by six advisors and consultants to the Company during 2017. The common stock issued in the transaction were issued pursuant to the exemption for registration contained in Section 4(a)(2) of the Securities Act of 1933.

On May 29, 2018 the Company issued 25,000,000 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

On June 4, 2018 the Company issued 12,500,769 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above-mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

23

On June 5, 2018 the Company issued 25,000,000 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

On June 21, 2018, the Company cancelled 216,000,000 shares of common stock from the conversion of 300,000,000 shares on March 13, 2017 and reissued the 12,469 shares of its Series A Preferred Stock that had been exchanged for it.

On July 2, 2018, the Company issued 16,000,000 common shares upon the conversion of preferred shares held by a preferred shareholder. The certificates evidencing the above-mentioned common shares were issued without legend.

On July 9, 2018, the Company issued 2,000,000 common shares upon the conversion of preferred shares held by a preferred shareholder. The certificates evidencing the above-mentioned common shares were issued without legend.

On July 13, 2018 the Company issued 1,540,436 common shares to two unrelated third parties upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

On November 7, 2018, the Company issued 76,019,688 common shares upon the conversion of preferred shares held by preferred shareholders. The certificates evidencing the above-mentioned common shares were issued with legend.

On December 4, 2018 the Company issued 1,550,000 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

On December 7, 2018, the Company issued 5,000,000 restricted common shares for the purchase of inventory of a third party. The common stock issued in the transaction were issued pursuant to the exemption for registration contained in Section 4(a)(2) of the Securities Act of 1933.

On December 14, 2018 the Company issued 6,000,000 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

On December 20, 2018 the Company issued 12,333,334 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

24

On January 1, 2019 the Company issued 219,256 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

On February 6, 2019, the Company issued 56,901,438 restricted common shares upon the conversion of 5,550 preferred shares held by a preferred shareholder.

On March 15, 2019, the Company issued 171,215 restricted common shares for services rendered by a consultant to the Company for services rendered in January and February 2019. The common stock issued in the transaction were issued pursuant to the exemption for registration contained in Section 4(a)(2) of the Securities Act of 1933.

On April 17, 2019 the Company issued 46,050,000 common shares to upon the conversion of indebtedness owed. The certificates evidencing the above mentioned common shares were issued without legend in that Rule 144 permits the lenders to tack back to the date of the debt which was more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend as permitted by SEC Rule 144, permitting the holders to tack back to the date of the debt was originally issued and paid for, more than one year prior to issuance, thereby qualifying it for share issuance without restrictive legend.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The Company is authorized to issue up to 1,000,000,000 shares of common stock, $0.00001 par value. As of May 9, 2019, we had outstanding 674,706,621 shares of common stock. The holders of our Common Stock are entitled to one vote per share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. Common stockholders are entitled to receive dividends when, as, and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or the winding up of our Company, common stockholders are entitled to receive the net assets of our Company in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding. The holders of common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock of the Company. The outstanding shares of common stock will not be subject to further call or redemption and are fully paid and non-assessable. To the extent that additional common shares are issued, the relative interest of existing stockholders will likely be diluted.

Our Articles of Incorporation authorize the issuance by resolution of our Board of Directors of up to 50,000 shares of Class A preferred stock. As of May 9, 2019, we had 34,289 shares of Class A Preferred Stock issued and outstanding. Each share of Class A preferred stock is convertible into 0.01% of the total number of shares of Common Stock outstanding at the Conversion Time. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Colorado Business Corporation Act (the “CBCA”) generally provides that a corporation may indemnify a person made party to a proceeding because the person is or was a director against liability incurred in the proceeding if: the person’s conduct was in good faith; the person reasonably believed, in the case of conduct in an official capacity with the corporation, that such conduct was in the corporation’s best interests, and, in all other cases, that such conduct was at least not opposed to the corporation’s best interests; and, in the case of any criminal proceeding, the person had no reasonable cause to believe that the person’s conduct was unlawful. The CBCA prohibits such indemnification in a proceeding by or in the right of the corporation in which the person was adjudged liable to the corporation or in connection with any other proceeding in which the person was adjudged liable for having derived an improper personal benefit. The CBCA further provides that, unless limited by its articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director or officer of the corporation, against reasonable expenses incurred by the person in connection with the proceeding. In addition, a director or officer, who is or was a party to a proceeding, may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. The CBCA allows a corporation to indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as a director.

25

As permitted by the CBCA, the Company’s articles of incorporation and bylaws generally provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the CBCA. In addition, the Company may also indemnify and advance expenses to an officer who is not a director to a greater extent, not inconsistent with public policy, and if provided for by its bylaws, general or specific action of the Company’s board of director or shareholders.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements required by this Item begin on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On July 23, 2018, East West Accounting Services (“East-West”) resigned as the independent registered public accounting firm of the Company. The resignation was accepted by the Board of Directors of the Company. East-West stated that the reason for their resignation was the loss of their PCAOB certification as the result of an unrelated matter connected to an audit inadequacy that occurred in an audit for an unrelated company in 2015.

The audit report of East-West on the Company’s financial statements for the fiscal year ended December 31, 2017, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s 2017 fiscal year and through July 23, 2018, (1) there were no disagreements with East-West on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of East-West, would have caused East-West to make reference to the subject matter of the disagreements in connection with its report, and (2) there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

As a result of East-West’s resignation, the Company engaged Manohar Chowdhry & Associates (“MCA”), a PCAOB member firm, as the Company’s independent accountant to audit the Company’s financial statements and to perform reviews of interim financial statements. During the fiscal years ended December 31, 2015, December 31, 2016 and December 31, 2017 through July 23, 2018 neither the Company nor anyone acting on its behalf consulted with MCA regarding (i) either the application of any accounting principles to a specific completed or contemplated transaction of the Company, or the type of audit opinion that might be rendered by MCA on the Company’s financial statements; or (ii) any matter that was either the subject of a disagreement with East-West or a reportable event with respect to East-West.

On January 14, 2019, the Company discharged MCA. The audit report of MCA on the Company’s financial statements for the fiscal year ended December 31, 2017, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the period of the Company’s engagement with MCA, July 23, 2018 through January 14, 2019, (1) there were no disagreements with MCA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of MCA, would have caused MCA to make reference to the subject matter of the disagreements in connection with its report, and (2) there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

26

On January 14, 2019, Yusufali & Associates, LLC, Short Hills, New Jersey 07078 (“Yusufali”), to be the Company’s independent accountant to audit the Company’s financial statements and to perform reviews of interim financial statements. During the fiscal years ended December 31, 2016, December 31, 2017 and December 31, 2018, through January 14, 2019, neither the Company nor anyone acting on its behalf consulted with Yusufali regarding (i) either the application of any accounting principles to a specific completed or contemplated transaction of the Company, or the type of audit opinion that might be rendered by Yusufali on the Company’s financial statements; or (ii) any matter that was either the subject of a disagreement with East-West or MCA or a reportable event with respect to East-West or MCA.

Prior to engaging Yusufali, Yusufali did not provide the Company with either written or oral advice that was an important factor considered by the Company in reaching a decision to engage Yusufali as its independent accounting firm

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements and Schedules

The consolidated financial statements required to be filed as part of this Registration Statement are included in Item 13 hereof.

(b) Exhibits

Exhibit No.	Description

2.1	Share Exchange Agreement with First Capital Venture Co.
3.1	Articles of Incorporation
3.2	Bylaws
10.1	Purchase Agreement with PotNetwork Media Group, Inc.
10.2	Employment Agreement with Richard Goulding

27

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

POTNETWORK HOLDINGS, INC.

Date: May 9, 2019	By:	/s/ Kevin Hagen
Kevin Hagen
Chief Executive Officer

28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of PotNetwork Holdings Inc.

Opinion: We have audited the accompanying balance sheets of PotNetwork Holdings Inc. (the “Company”) as of December 31, 2018, and the related statements of income, stockholders’ equity and cash flows for each of these years in the period then ended, and the related notes (collectively referred as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the company as of the years then ended, and the results of its operations and its cash flows for these years in the period then ended, in conformity with U.S. generally accepted accounting principles.

We have also audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the company’s internal control over financial reporting as of the year then ended, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report of even dated, express an unqualified opinion on the Company’s Internal Control over financial reporting.

Basis of Opinion: These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of PCAOB, Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters: The management listed the critical audit matters as note 12 in the notes on accounts. They are the matters arising from the current period audit of the financial statements and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. These critical audit matters do not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by referring the critical audit matters, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Yusufali Musaji
Managing Partner
Yusufali & Associates, LLC
PCAOB registration # 3313	9th April, 2019

F-1

BALANCE SHEET

	Dec. 31, 2018	Dec. 31, 2017
Assets
Current Assets
Cash/Bank Balances	$584,425	$254,571
Advances and Accounts Receivable	$4,630,104	$1,551,771
Total Current assets	$5,214,529	$1,806,342
TOTAL ASSETS	$5,214,529	$1,806,342
Liabilities
Current Liabilities
Payables	$469,821	$270,980
Total Current Liabilities	$469,821	$270,980
Other Liabilities
Loan from 3rd Party with interest	$38,400	$245,374
Note Payable	$3,573,974	$1,655,624
Total other liabilities	$3,612,374	$1,900,998
Total Liabilities	$4,082,195	$2,171,978
Stockholders' Equity
Common: Authorized 1,000,000,000 shares, $ .00001 par value; and 569,364,712 Issued and outstanding	$3,169,040	$450,573
Preferred Stock Class A Authorized - 60,000 shares, $ .00001 Par value; and 39,839 Issued and outstanding	$400	$400
Additional paid in capital	$-	$1,463,131
Retained Earnings	$(2,037,105)	$(2,279,739)
Total Stockholders' Equity	$1,132,335	$(365,636)
Total Liabilities & Equity	$5,214,530	$1,806,342

The accompanying notes are an integral part of these financial statements.

F-2

INCOME STATEMENT

	Year Ended	Year Ended
	Dec. 31, 2018	Dec. 31, 2017

Revenue
Sales	$25,583,761	$14,388,204
Cost of goods sold	$16,624,328	$9,318,271
Gross profit	$8,959,433	$5,069,933

Operating expenses
Research and development	$-	$524,720
Sales & Marketing	$7,894,819	$3,491,555
General & Administrative Expenses	$811,420	$735,175
Total operating expenses	$8,706,239	$4,751,450

Financing expenses
Interest Exp	$10,560	$16,880
Total Financing expenses	$10,560	$16,880

Total expenses	$8,716,799	$4,768,330

Profit (Loss) before Income Tax	$242,634	$301,603
Provision for Income Tax	$-	$-
Net Profit (Loss)	$242,634	$301,603

Earnings per share	$0.0003	$0.0005
Basic and diluted	$0.0003	$0.0005

Basic and diluted weighted average common shares outstanding	569,364,712	569,920,485

The accompanying notes are an integral part of these financial statements.

F-3

CASH FLOWS STATEMENT

	Year Ended	Year Ended
	Dec. 31, 2018	Dec. 31, 2017
Operations
Net Income (Loss)	$242,634	$290,720
Adjustments to reconcile net income (loss)
Advances & Accounts Receivable	$(3,078,333)	$1,483,264
Payable	$198,841	$(63,629)
Third Party Loan	$(206,974)	$(172,641)
Notes Payable	$1,918,350	$(1,655,624)
Total Adjustments to reconcile net income (loss)	$(1,168,116)	$(408,630)
Net cash from the current year operations	$(925,482)	$(117,910)
Investing
Common Stock	$2,718,467	$(450,573)
Preferred A Stock		$(400)
Additional Capital	$(1,463,131)	$675,814
Net cash provided by investing activities	$1,255,336	$224,841
Financing

Net cash provided by financing activities	$-	$-
Net change in cash and cash equivalents	$329,854	$106,931
Cash and cash equivalents, beginning of period	$254,571	$147,640
Cash and cash equivalents, end of period	$584,425	$254,571

The accompanying notes are an integral part of these financial statements.

F-4

STOCKHOLDERS' EQUITY

			Additional	Surplus
	Shares	Amount	Paid-in Capital	(Deficit)

Common Stock as on Dec. 31, 2016	297,389,288	$87,573	$263,131	$(53,935)
Triangular Merger				$53,935
Shares Issued - Restricted	309,322,614
Shares Issued - Free	121,000,000	$363,000
Shares Issued - Reserve	(157,791,417)
Net Profit (Loss)				$301,603
Common Stock as on Dec. 31, 2017	569,920,485	$450,573	$263,131	$(2,279,739)
Shares Issued	215,444,227	$2,718,467	$(263,131)
Shares Cancelled	(216,000,000)
Net Profit (Loss)				$242,634
Common Stock as on Dec. 31, 2018	569,364,712	$3,169,040	$-	$(2,037,105)

The accompanying notes are an integral part of these financial statements.

F-5

Notes on Accounts to the financial statements for the year, 2018

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

PotNetwork Holdings, Inc. is a publicly traded holding company trading under the symbol “POTN”. The Company website is www.potnetworkholding.com.

This Company was previously known as:

•	SND Auto Group, Inc. until 3-2017

•	PotNetwork Holdings, Inc. until 5-2016

•	United Treatment Centers, Inc. until 7-2015

•	Element Trading Holdings, Inc. until 3-2014

•	United Treatment Centers, Inc. until 10-2013

•	MyMedicalCD, Ltd. until 6-2008

•	Interactive Solutions Corp. until 11-2004

•	State of incorporation changed from Nevada to Wyoming in 11-2004

•	Araldica Wineries Ltd. until 2-2000

•	H P Capital Corp. until 9-1996

The Company has six (6) wholly-owned subsidiaries:

•	First Capital Venture Co., a Florida corporation which has as its wholly-owned subsidiary, Diamond CBD, Inc., a Delaware corporation. First Capital Venture Co. was acquired by the Company on January 31, 2017.

•	PotNetwork Media Group, Inc., a Nevada corporation, the owner and operator of www.Potnetwork.com as a digital business magazine focusing on the cannabis industry, which was acquired under a stock purchase agreement.

•	Blockchain Crypto Technology, Corp., a Colorado corporation, an early stage cryptocurrency mining company.

•	Grinder Distribution, Inc., a Florida corporation, a distributor of herbal grinders.

•	PNH Holdings, Inc., an inactive Colorado corporation

•	SND Auto Group, Inc., an inactive Colorado corporation

Since the acquisition of First Capital Venture Co., the focus of the Company has been the development of the business of Diamond CBD, Inc. SND Auto Group Inc. became dormant in October 2016. All other subsidiaries are in early development stage. Hence, the financial statements reflect principally the business results of Diamond CBD business.

Diamond CBD, Inc. focuses on the research, development, and multinational marketing of premium hemp extracts that contain a broad range of cannabinoids and natural hemp derivatives.

Diamond CBD’s 94-page catalog can be found in http://catalog.diamondcbd.com.

F-6

Since January 31, 2017, Diamond CBD’s business has become the primary business of this Company.

In February 2018, the Company reversed ab initio the March 17, 2017 holding company reorganization. As a result, the Company re-assumed its prior name, PotNetwork Holdings, Inc. (with an “s” on Holding), while remaining a Colorado corporation. None of the acquisitions or the share capital structure was affected.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

➢	BASIS OF PRESENTATIONS: The statements were prepared following generally accepted accounting principles of the United States of America which were consistently applied.

➢	USE OF ESTIMATES: Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

➢	REVENUE RECOGNITION – DIAMOND CBD BUSINESS

•	Sales are recorded when the sale proceeds are credited to the bank account.

•	Revenue is recognized when the title, ownership and risk of loss transfers, which occurs usually on the date of shipment

•	At the year end, the sales invoices are reviewed to comply with the matching principle of considering the expenses and revenues of the same year. Such book entries are reversed in the following year.

•	For online sales, merchandise is not shipped unless and until the customer pays for it.

•	For orders received over the phone, the merchandise will not ship unless and until the customer pays for it.

•	Sales on credit terms are exceptional and require the customer to establish credit.

•	Revenue transactions represent the actual merchandise shipped to the customers as drop shipments.

•	The revenue recorded in the books is net of sales and other taxes collected on behalf of governmental authorities.

•	The revenue includes shipping and handling costs which are generally included in the sale invoices.

•	Provision for discounts, when applicable, are stated in the sales invoice and used to determine the net of sales for each such invoice.

•	Returns are accounted as a reduction of sales when the returns are authorized.

•	The customers enjoy free returns of unopened items within 15 days of purchase.

•	Free return labels are provided, meaning that the Company pays for the shipping cost for the returns by the customers.

F-7

•	The customers can easily initiate the returns online in the Company website.

•	Experienced professional staff reviews the selling price on an ongoing basis.

•	Exceptions are reviewed and approved by the manager.

•	Sales return is insignificant and hence no reserves are provided.

•	Trade promotions such as sale prices, coupons, etc. are offered to the customers on various occasions as part of marketing and sales promotion. In all such cases, sales are recorded net of trade promotions, which is generally incurred at the time of sale. Most of the arrangements are for a year or less. Expected payouts are not estimated and hence accounted as and when incurred.

•	Most of the sales are charged to the customers’ credit cards. Though there is a delay of 10 business days to receive the credit to the Company’s bank account, the sales are accounted as revenue based on the charge to the customers’ credit card but recorded as receivable. Also, this Company is subjected to 10% reserve for 90 days.

➢	CASH AND CASH EQUIVALENTS: Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition and the balance cash in hand and the balance in bank accounts.

➢	PROPERTY AND EQUIPMENT: Property and equipment are stated at the written-down value [that is, after deducting depreciation from the cost]. This Company adapted the depreciation rates as provided in the IRS publications, using the Modified Accelerated Cost Recovery System (MACRS). Computers and office equipment are considered as 5-year property. Office furniture and fixtures are 7-year property in MACRS and apply the 200% declining balance method over a GDS recovery period. Wherever possible, section 179 depreciation is also applied. However, the accumulated depreciation shall not exceed the actual cost at any point of time. As on the date of the financial statement, the Company does not hold any assets.

➢	INTANGIBLE ASSETS

•	Initial Measurement: Intangible asset acquisitions in which the consideration given is cash are measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is clearer and, thus, more reliably measurable.

•	Subsequent Measurement: The Company accounts for its intangible assets under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Subtopic (“ASC”) 350-30-35 “Intangibles-- Goodwill and Other--General Intangibles Other than Goodwill-Subsequent Measurement”. Under this method the Company is required to test an indefinite-lived intangible asset for impairment on at least an annual basis. This is done by comparing the asset’s fair value with its carrying amount. If the carrying amount exceeds the asset’s fair value, the difference in those amounts is recognized as an impairment loss.

•	ASC 350 requires capitalizing any money spent on product development and product improvement. During the current year, money spend on product development is very little and is not significant.

F-8

➢	FINANCIAL INSTRUMENTS: For certain of the Company’s financial instruments, including cash, accrued expenses and short-term debt, the carrying amounts approximate their fair values due to their short maturities. We adopted ASC Topic 820, “Fair Value Measurements and Disclosures”, which requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for current liabilities qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of valuation hierarchy are defined as follows:

Level 1:	Valuations consist of unadjusted quoted prices in active markets for identical assets and liabilities and has the highest priority;
Level 2:	Valuations rely on quoted prices in markets that are not active or observable inputs over the full term of the asset or liability;
Level 3:

Valuations are based on prices or third party or internal valuation models that require inputs that are significant to the fair value measurement and are less observable and thus have the lowest priority.

➢	Investments in subsidiaries: The March 17, 2017 reorganization is referred as holding Company reorganization. The Company did not make any payment in cash or check in connection with the reorganization. First Capital Venture Co., the parent of Diamond CBD, Inc. is now the wholly owned subsidiary. The entire amount of current year profit is attributable to the business generated by this wholly owned subsidiary. As required under ASC 810, consolidated accounts are presented in this financial statement.

➢	Redemption Right: In 2017, this Company signed convertible promissory notes for $1,200,000. The convertible note has the redemption right, which reads as, “Notwithstanding any provision contained herein to the contrary including the conversion rights as set forth in this section, the Company shall be entitled, at any time prior to the expiration of five days from any notice of conversion, to repay this Note in full, plus interest, minus the credit accorded from prior payments, including from prior conversions, and avoid any further Note conversion and thus avoid the issuance of any additional shares of PotNetwork Holdings, Inc.” By this clause, no derivative liability exists. Further, these convertible promissory notes are exchanged for Common Stock Purchase Warrant, as mentioned supra.

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NOTE 3 - GOING CONCERN

The financial statements are prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business.

Since PotNetwork Holdings, Inc. has no uncertainties as on the balance sheet date, the financial statements need no adjustments.

Since Diamond CBD’s business originated in 2015, it is considered as a business with limited operating history. Hence, this business is subject to all risks inherent in a developing business enterprise. Continued success depends on the problems, difficulties, complications, and delays frequently encountered in the competitive and regulatory environment in which it operates.

Since the CBD business is a burgeoning industry, there are no established entities whose business model Diamond CBD can follow or build upon.

Regulatory risk: Hemp-based CBD is often confused with marijuana-based CBD which remains illegal under federal Law; although the Company maintains that its products are legal. Yet, this legal risk cannot be ignored.

Although Diamond CBD does not sell any marijuana-based CBD products, its products could be treated as being illegal by federal/state authorities and by consumers.

The Company is involved in a highly competitive industry where it may compete with numerous other companies who offer alternative methods or approaches, who may have far greater resources, more experience, and personnel perhaps more qualified than the Company does. Such resources, experience and personnel may provide a substantial competitive advantage to the competition.

NOTE 4 - Deferred Tax Computation: The Company uses the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes”. Under this method, income tax expense is recognized for: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all the deferred tax assets will not be realized.

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ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We have no material uncertain tax positions for any of the reporting periods presented.

There was no income tax expense during this quarter. However, the availability of a net operating loss carryforward and the associated deduction, is subject to complex and restrictive federal income tax provisions as codified by Internal Revenue Code section 172 and related Treasury Regulations, all of which are subject to change and the availability of which can never be free from doubt.

The components of the deferred tax assets and liabilities are as follows:

	31st Dec 2018	31st Dec 2017
Deferred tax assets:
Net operating loss carryovers	$2,037,105	$2,279,739
Stock-based compensation	-	-
Other temporary differences	-	-
Total deferred tax assets	2,037,105	2,279,739
Valuation allowance	(2,037,105)	(2,279,739)
Net deferred tax asset	$-	$-

NOTE 5 - INVENTORY DIAMOND CBD

This Company has arranged to buy the exact quantity from the suppliers, based on the customer orders and thereby has eliminated the need for holding inventory on hand at any point of time.

Otherwise, this Company values the inventory at the lower of cost or market.

NOTE 6 - COMMITMENTS AND CONTINGENCIES: There are no commitments and contingencies that exist at present, other than the legal disputes mentioned supra.

NOTE 7 – BUDGET & INTERNAL CONTROL PROCEDURES

•	Internal control procedures for inventory and cash control are being developed and implemented on an ongoing basis to ensure higher levels of performances.

•	Annual financial budget is reviewed by the Board of Directors.

•	Quarterly variance reports are reviewed by the Board of Directors.

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NOTE 8 – PAYROLL PROCEDURE

Payroll is processed by an independent payroll company to determine the taxes to be withheld and paid.

NOTE 9 - CAPITAL STOCK

•	Common Stock: Authorized 1,000,000,000 shares, $.00001 par value; and 569,364,712 issued and outstanding as on the balance sheet date. Further, this Company is obligated to issue additional shares to the noteholders mentioned here below.

•	Class A preferred stock: Authorized 60,000 shares, $ .00001 par value; and 39,839 Issued and outstanding as on the balance sheet date. Designation details are in Document # 20181127754 filed with the Secretary of State, Colorado on February 13, 2018.

NOTE 10 – Loan from Third Parties

				a8%		a8%
				Interest		Interest
		Loan		For 2017		For 2018
A	9/11/2012	$100,000	$112,000	$8,000	$120,000	$8,000
B	7/1/2016	$25,000	$26,000	$2,000	$28,000	$2,000	$30,000
C	7/1/2016	$7,000	$7,280	$560	$7,840	$560	$8,400
D	4/28/2016	$42,000	$44,240	$3,360	$47,600
E	5/4/2016	$37,000	$38,974	$2,960	$41,934
			$228,494	$16,880	$245,374	$10,560	$38,400

NOTE 11 – Notes Payable to Sign N Drive

•	The original note was for $1,850,000 dated June 2, 2014.

•	The annual interest was 8%. But the interest has been waived based on an agreement for a fixed conversion rate.

•	121 million shares of common stock were issued in 2017.

•	69,883,334 shares of common stock were issued in 2018.

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NOTE 12 – Management Assertions on the 2 court cases regarding Convertible Promissory Notes of Predecessor

➢	Mammoth West Corporation [case# 17 CH 778, 19th Circuit Court of Lake County, IL] and Southridge Partners II Limited Partnership [case# 3:17-cv-01925, Connecticut] each filed a civil complaint about its convertible promissory note (each referred to as a “Note”).

➢	In each instance, the Note was issued not by the Company, but by the Company’s predecessor issuer, SND Auto Company Inc. (which predecessor issuer had changed its name before changing it back to SND Auto Group, Inc.). The Note was issued by SND Auto Company Inc., on June 13, 2016 and on July 18, 2016, respectively, for money paid to SND Auto Company Inc., at a time in which SND Auto Company Inc. was the public Company, operating in the automobile industry. However, on March 14, 2017, SND Auto Company Inc. formed the Company and engaged in a holding Company reorganization whereby the Company became the public entity while SND Auto Company Inc., became its subsidiary. The holding Company reorganization was an express condition of First Capital Venture Holdings Co., which is the parent Company to Diamond CBD, Inc. being acquired by the Company and thereby entering the CBD oil business. The acquisition would not have occurred without the holding Company reorganization. Following this acquisition and the holding Company reorganization, and following the Company becoming the public entity, the stock price increased significantly. In other words, the CBD oil company stock price (the Company, i.e., PotNetwork Holdings, Inc.) was much greater than the stock price of the automobile Company (SND Auto Company Inc.).

➢	The plaintiff invested in an automobile Company, not in the CBD oil business. Yet, plaintiff wants to convert its Note issued by the automobile company into shares of the CBD oil Company, which was not the maker of the Note.

➢	As of December 31, 2017, SND Auto Company Inc., not the Company, owed Mammoth West Corporation $7,280 and Southridge Partners II Limited Partnership $26,000, on the Notes, which obligations were never disputed by SND Auto Company Inc. (which SND Auto Group, Inc. agreed to pay each, in full).

➢	The Company has maintained that these were not debts of the Company, and the holding Company reorganization was engaged in to assure as much, not to avoid payment, but instead, to isolate this debt from the new CBD oil business, SND Auto Company Inc. being a separate and distinct legal entity with its own assets and debts.

➢	However, on February 7, 2018, the Company and its predecessor issuer, SND Auto Company Inc., unwound the March 14, 2017 holding Company reorganization.

➢	Because of that unwinding, Company’s counsel agrees that the Company, the public entity, became liable for this SND Auto Group, Inc. Notes, but only as of the February 7, 2018 rewinding, not prior thereto.

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➢	So, at this point, the dispute between the parties surrounds the conversion price.

➢	In each case, the terms of the Note entitle the plaintiff, as holder, to convert into shares of the maker’s common stock.

➢	On March 28, 2017 and on April 24, 2017, the conversion notice in each case was issued, not to SND Auto Group, Inc., the maker, but to the Company, for shares of the Company’s common stock.

➢	The terms of the Note entitle the plaintiff to payment in cash or in shares of the maker (SND Auto Group, Inc.), at a discount of 65% of the lowest trading price of the preceding 30 trading days.

➢	Instead, however, the plaintiff has throughout, sought to convert into shares of the Company, at a fraction of a penny per share, or approximately 2,700,000 shares in each instance (as opposed to approximately 56,000 shares in each instance), of the Company, based on SND Auto Group, Inc.’s share price, when SND Auto Group, Inc. was the public Company, and prior to the Company even being in existence, let alone being public.

➢	It is the Company’s position that the Company only became obligated for the Note (which is the obligation of the maker, SND Auto Group, Inc.), upon the unwinding of the reorganization, or as of February 7, 2018, when the Company’s stock price was considerably higher (and therefore obligated to issue far fewer shares in satisfaction of the conversion notice) than it was prior to the holding Company reorganization and the acquisition of First Capital Venture Holdings Co.

➢	The Company intends to vigorously defend against this claim. The Company is confident in its position.

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NOTE 16 – Management Assertions on Critical Audit Matters

I.	Delay in Tax filing: The Company has found it necessary to have filed Form 4506-T requesting a Transcript of Tax Returns. It has engaging a tax-practitioner to review prior filings, make any adjustments necessary, and file any missing reports.

II.	Paperless office: This Company is committed to the concept of a paperless office. However, such an approach creates gaps in the audit trail, which necessitates the linking and tracing the documents manually. Again, The Company is exploring the use of third- party software as a solution that will meet future audit requirements.

III.	Agreements for marketing activities: Booking the space for a trade show, reserving the space for advertisement in a magazine, etc. as part of marketing efforts, often happens without signed agreements.

IV.	Manuals and handbooks: When the CBD business was started as a private business, well experienced professionals were involved in the day to day operations, which do not need specialized training or formal guidance. However, the Management is aware of the need for standard operating procedures to educate and train its growing general staff. Preparation of manuals and handbooks is in progress.

V.	Securing the product formulae with patent rights, trademarks: The Company regards its product formulations as trade secrets. The company is taking steps to establish the proprietary rights, as a safeguard against the possible misuse by anyone else.

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